Exhibit (a)(1)(vi)

FIDELITY PRIVATE CREDIT FUND

c/o Fidelity Diversifying Solutions LLC

To the Shareholders of Fidelity Private Credit Fund:

We are pleased to announce that the Fund is fulfilling all repurchase requests this quarter, which are estimated to be approximately 2.9% of shares outstanding as of March 31, 20261. The Fund has received capital subscriptions of approximately $42.4 million for the second quarter of 20262 resulting in both a quarterly and year-to-date net inflow. The final details of the repurchases will be provided in the Fund’s standard filings in July, following the calculation of the June 30, 2026 net asset value (“NAV”).

Amidst renewed volatility in the quarter, the Fund continues to perform in line with expectations: 10.18% annualized total return since inception3 and 9.20% annualized distribution rate4 based on the April 30, 2026 NAV for Class I common shares.

We believe that the Fund is well positioned today with $2.5 billion in portfolio assets that is diversified across 100+ unique borrowers and 40+ industries, and debt that is 98.5% 1st lien senior secured5. The direct lending portfolio carried a weighted average mark of 98.7%6 for the first quarter, and its NAV is affirmed monthly through the Fund’s third-party valuation process.

1.

Based on information received from the transfer agent for the Fidelity Private Credit Fund (the Fund) as of May 29, 2026. Repurchase amounts are not yet final and are subject to finalization with the Fund’s transfer agent.

2.

Includes subscriptions closed quarter to date as of June 1, 2026. Q2 2026 inflows are not yet final and are subject to finalization with the Fund’s transfer agent. Capital inflows for Q2 2026 exclude estimated DRIP proceeds.

3.

Total Net Return is calculated as the change in NAV per share during the period, plus distributions per share (assuming dividends and distributions are reinvested) divided by the beginning NAV per share. Returns greater than one year are annualized. All returns are derived from unaudited financial information and are net of all expenses, including general and administrative expenses, transaction related expenses, management fees, incentive fees, and share class specific fees, but exclude the impact of early repurchase deductions on the repurchase of shares that have been outstanding for less than one year. The Adviser reimbursed a portion of the fund’s expenses. Absent such reimbursement, returns would have been lower. Past performance is historical and not a guarantee of future results. Class I does not have upfront placement fees. The returns have been prepared using unaudited data and valuations of the underlying investments in the Fund which are estimates of fair value and form the basis for the Fund’s NAV. Valuations based on unaudited reports from the underlying investments may be subject to later adjustments, may not correspond to realized value and may not accurately reflect the price at which assets could be liquidated.

4.

Annualized Net Distribution Rate as of April 30, 2026. Past performance is not necessarily indicative of future results. Annualized net distribution rate is calculated by annualizing the current declared distribution and dividing by the April 30, 2026 NAV. Special distributions, if made, are excluded from the calculation. We cannot guarantee that we will make distributions. Distributions have been and may in the future be funded through sources other than cash flow from operations, including the sale of assets, borrowings, return of capital, or offering proceeds, and we have no limits on the amounts we may pay from such sources. Distributions have been and may be in the future funded through sources other than cash flow. See the Fund’s prospectus. Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled. The Fund will post notices regarding distributions subject to Section 19(a) of the Investment Company Act of 1940, if applicable.

5.	Portfolio metrics pertain to debt investments only and exclude mutual or other collective fund holdings.
6.	Weighted average mark calculation based on funded private credit investments as of March 31, 2026.